CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

June 29, 2010

Via EDGAR & Federal Express

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman Branch Chief
          Mail Stop 4561

Re:	CopyTele, Inc.
Form 10-K/A for Fiscal Year Ended October 31, 2009
Filed March 10, 2010
File No. 000-11254

Dear Mr. Shuman:

This letter sets forth the responses of CopyTele, Inc. (“CopyTele” or the "Company") to the additional comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated April 27, 2010 (the "Comment Letter") with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended October 31, 2009 (the “Form 10-K/A”).  In addition, the Company has filed through EDGAR Amendment No. 2 ("Amendment No. 2") to the Form 10-K which incorporates the Company's responses to the Staff's comments to the Form 10-K.  For the convenience of the Staff, hard copies of Amendment No. 2 marked to show changes from the applicable sections of Amendment No. 1 to the Form 10-K are being provided under separate cover.  As the Staff is aware, all of the changes discussed below other than those relating to the disclosure of the economic terms of the license agreement with Videocon were previously submitted in letter form to the Staff.

We have reproduced below in italics each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers in the Staff's comments in the Comment Letter.

General

1.
Comment: We note your response to our prior comment 1. Please delete North Korea from the proposed disclosure to describe the U.S. economic sanctions and export control regulations that affect your business. Currently, the four countries designated by the State Department as state sponsors of terrorism are Cuba, Iran, Sudan, and Syria.

Response: The disclosure has been revised to delete North Korea from the list of countries designated by the U.S. as state sponsors or terrorism.

Securities and Exchange Commission
June 29, 2010

Form 10-K for the Fiscal Year Ended October 31, 2009

Part I

Item 1. Business, page 4

2.
Comment: Your proposed disclosure in response to prior comment 2 continues to refer to modified payments to your agreement with Video con, without clarifying why or how those modifications occurred. Please expand your disclosure to discuss how and why these payments were modified to be "more closely aligned with progress being made." Clarify Copytele's limited performance requirements under the agreement and explain in greater detail the technical support that has and will be provided to Videocon's technical team. Given that the license fees account for a significant portion of your revenues and that future modifications of the timing of the payments and delays in the payments beyond the 27 month period could materially impact your results of operations, please ensure that you describe the provisions of the license agreement that allow for modifications or adjustments to the payments. Further, you state that Videocon did not become a related party until it purchased the equity interest in November 2007. Please note that Item 404(a) of Regulation S-K requires disclosure of any transaction since the beginning of the last fiscal year in which a person identified in Item 404(a) of Regulation S-K was or is to be a participant and the amount involved exceeds $120,000, irrespective of when the contract was originally formed.

Response:  Disclosure has been added to “Item 1. Business” and in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – General” and “ --Liquidity and Capital Resources” to clarify how and why CopyTele agreed to defer the license payments and to explain in greater detail Videocon’s performance requirements under the License Agreement.

Disclosure has been added to “Item 1. Business” and “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – General” and “ --Liquidity and Capital Resources” to clarify that  the deferrals were not required by the terms of the License Agreement, but rather were jointly agreed to by the parties in light of the additional time and effort required to incorporate improvements into the product.

Disclosure has been added to “Item 13.  Certain Relationships and Related Transactions, and Director Independence” to provide the material economic terms of the license agreement with Videocon and a copy of such license agreement is being refiled with Amendment No. 2 without redacting such material economic terms.

Securities and Exchange Commission
June 29, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

3.
Comment:  We note that you have received several modified payment amounts under the license agreement with Videocon, yet your disclosure does not describe how or why each of those modifications was made. As requested above, please expand your disclosure accordingly. Although the $11 million total amount due under the license agreement has not changed, it is unclear from your disclosure when and how the remainder of this obligation will be paid. Specifically, tell us the dollar amount of license fees expected to be received in the twelve months from the filing date of the Form 10-K and also, what consideration you have given to adding more specific disclosure as to the uncertainty of receipt of the future license payments.

Response:  The disclosure in “Item 1. Business” and “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – General” and “ --Liquidity and Capital Resources”  has been updated as set forth above in the response to Comment No. 2, to more fully describe how and why CopyTele agreed to defer the license payments.  The modification letters were filed as exhibits to the Company’s most recent Form 10-Q.   As set forth above in the response to Comment No, 2, such disclosure also includes information as to the amount of the license fees received to date.  As noted  in the above disclosure, CopyTele is currently unable to estimate when the remaining unpaid portion of the license fees will be paid.  However, CopyTele has not assumed receipt of such proceeds for the purposes of projecting cash flow needs for the 12 months ending January 31, 2011 and the disclosure has been be added to “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources” to indicate that CopyTele has not identified any uses for such proceeds.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

4.
Comment: Your response to prior comment 6 indicates that you have relied upon the information provided in Schedule 13G filed by Mars Overseas Limited; however, Instruction C to Schedule 13G requires disclosure pertaining to each executive officer and director of a corporation if a corporation is the reporting entity. There are similar disclosure requirements if the reporting entity is either a general or limited partnership. As such, the Schedule 13G should include the required  disclosure. Accordingly, we do not believe the prior comment has been satisfactorily resolved and we will contact you to discuss this matter further.

Response:  Footnote 3 to the beneficial ownership table has been revised to reflect the identities of the natural persons who control Mars Overseas Limited (“Mars Overseas”) or otherwise have shared or sole voting power over the Company shares held by Mars Overseas Limited as information as provided in Amendment No. 1 to the Schedule 13G which Mars Overseas Limited filed with the Securities and Exchange Commission on May 17, 2010.

Securities and Exchange Commission
June 29, 2010

The Company acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Please call me at (631) 549-5900 or Michael Schwamm of Duane Morris LLP, counsel to the Company, at (212) 692-1054 if you have any comments or questions, or if we can be of any assistance.

Sincerely,
/s/ Denis A. Krusos
Denis A. Krusos
Chairman of the Board and
Chief Executive Officer

cc:	Stephani Bouvet / Securities and Exchange Commission
Michael D. Schwamm, Esq./Duane Morris, LLP

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